EXHIBIT 6.3

 EXCLUSIVE  LICENSE AND SALES SUPPORT AGREEMENT

THIS EXCLUSIVE LICENSE and SALES SUPPORT AGREEMENT (this "Agreement"), made this 29th. day of December 2014 (the "Effective Date"), by and between JAMM INC., a corporation organized and existing under the laws of the State of California, whose mailing address is 1 Almanzora, Newport Coast, CA 92657, herein called "Station"; and HyGen Industries, INC. a California corporation, whose mailing address is P.O. Box 6911, Eureka, CA, 95502, herein called "HGI".

RECITALS

A.   Station operates a Shell-branded motor fuels dispensing station and convenience store on leased premises located at 1914 E. Chapman, City of Orange, Orange County,  California, 92867   and  more  particularly  described  on  Exhibit A  ("Station's  Property") attached hereto and incorporated herein.

B.       HGI is the recipient of a California Energy Commission grant to design, install and commission a renewable hydrogen refueling station at and on the Station's Property.

C.    HGI desires to acquire from Station and Station is willing to grant to HGI, an exclusive license to enter the Station's Property to construct, install, operate and maintain a hydrogen fueling system for fuel cell electric vehicles ("FCEV") thereon, as more particularly set forth herein.

NOW, THEREFORE, for valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.  Grant of License.   Station grants to HGI the following rights as to Station's Property (the "License"):  (i) the exclusive right, privilege and license to construct, install, operate and maintain a hydrogen fueling system and appurtenant equipment  (the "Project"), contingent on receipt of approval by the Station from the owner of Station's Property, United Family, LLC (the "Lessor") to implementation of the Project; (ii) the non-exclusive right to construct, install, inter-connect, operate and maintain utility lines for the delivery of water and power to the Project; and (iii) a non-exclusive right to have the Station's hydrogen price per kilogram listed on the existing fuel price marquee, provided that there is adequate space on the marquee and that any necessary grant of approval from Station's fuel franchisor/distributor is received, as well as other signage at a location on the Station's premises and of a size and style that is agreeable to the Station, advertising the fact that 100% carbon-free hydrogen fueling is, or will soon be, available at the Station.  The rights granted under this License are strictly limited as set forth herein.

2.         Station Reservations of Right.

          (a)  Station hereby reserves the right, on behalf of itself and its licensees, successors and assigns, to use Station's Property to operate and maintain a motor fuels dispensing station and convenience store.  HGI acknowledges Station's right to reconfigure the Property two (2) years or longer following the Effective Date,  as agreed with Station's then existing or prospective fuel franchisor/distributor (the "Reconfiguration"). Station shall inform HGI in writing of the start of any discussions respecting Reconfiguration (the "Reconfiguration Discussions") and exercise reasonable efforts to minimize any impact on the Project. However, in the event that the planned Reconfiguration of the Station should require the relocation of the Project at the Station's Property, HGI shall be responsible to promptly move and reinstall the Project equipment and utility lines, at its sole cost. Further, in the event that Station reasonably determines that the planned Reconfiguration will leave insufficient space at the Station's Property for the Project, HGI shall, on instruction from the Station received six (6) or more months following its receipt of notice of the start of Reconfiguration Discussions, remove the Project from the Station's Property as quickly as practicable, and in all cases within four (4) weeks following receipt of such instruction. HGI shall cooperate with Station in Station's exercise of its rights and HGI's fulfillment of its obligations under this paragraph; and

          (b)  Station shall maintain full authority to establish the sales price for hydrogen it sells, while giving due consideration to the hydrogen fuel cost estimates and station profit projections provided by HGI in Exhibit C, hereto.

3. Distribution of Proceeds from Hydrogen Sales and Compensation  Due Station.  The Station shall collect  cash and/or facilitate credit card payments (the "Proceeds") from customers dispensing hydrogen produced by the Project.  The Proceeds shall be distributed and/or applied by and between Station and HGI as follows:

  (a) During the initial six (6) months of operation of the Project, the Station shall be entitled to retain from Proceeds, and/or receive from HGI the greater of (i) One Dollar ($1.00) per kilogram (kg) hydrogen dispensed, plus the costs of electricity used in producing the hydrogen (the "Electricity"), sales tax, any applicable excise tax and credit card issuer fees or (ii) Fifty Percent (50%) of the Net Profit of the Project.  The "Net Profit" shall mean the gross receipts from the sale of hydrogen, less the costs of Electricity, sales tax, any applicable excise tax and credit card issuer fees, and $2.00 per kg for combined Operation, Maintenance and Monitoring (OM&M) and Project amortization fees.

 (b)  Beginning with the seventh (7) month of Project operation, the Station shall be entitled to retain from Proceeds , and/or receive from HGI,, at Station's sole option, either a fixed sum of $1,750 per month plus $0.25 per kg hydrogen produced by the Project during that month and the costs of Electricity, sales tax, any applicable excise tax and credit card issuer fees, or the amount due under application of subsection 3 (a), above.

(c)  HGI shall be entitled to receive those Proceeds from Station's monthly sales of hydrogen, in excess of those to which Station is due under subsections 3(a) and/or (b), above.  Station will remit all monthly payments due HGI under this subsection, on or before the fifteenth (15th) day of the month following such month, which payment shall be accompanied by a statement showing the calculation of the remittance.

4.     Construction of Project.  HGI shall have responsibility for the construction of the Project.  HGI shall construct the Project so as not to unreasonably interfere with Station's existing operations.  In connection with the Construction, HGI shall perform the Scope of Work attached hereto as Exhibit B.

5.  Maintenance  and  Repair.  HGI  shall (i)  maintain  and  keep  the Project and surrounding property in good order, in a safe and sanitary condition and repair, and in compliance with applicable law (including, without limitation, all laws regulating the use, generation, storage, transportation or disposal of hazardous substances) and (ii) exercise its rights under this  Agreement in compliance with applicable law.  The construction, installation, operation, maintenance and repair work performed by HGI or its licensees with respect to the Project shall be performed in accordance with applicable law. HGI shall secure and provide copies to Station of all necessary governmental permits prior to commencing such activities or operations.  HGI shall provide Station with at least three (3) business days' written notice prior to the commencement of any work on Station's Property under the terms of this Agreement.  HGI is not responsible for any aspect of petroleum products storage, sale, use or permitting at the Station's Property, nor its compliance with any federal, state or local state regulations governing petroleum products, except to the extent that a release of petroleum products is caused, or substantially contributed to, by the action(s) of HGI or its contractors.

6.  Insurance.

 (a)  HGI, for itself and its successors and assigns, agrees at all times to maintain insurance (and to cause each of its contractors working on the Project or otherwise accessing the Station's Property to maintain insurance) insuring HGI and Station against all claims and demands for bodily injury and property damage with respect to their activities  (and the other rights granted to HGI under this  Agreement), the Station's Property, surrounding properties and the related improvements as follows:

            (i)  Comprehensive general liability ("CGL") insurance with a minimum combined single limit of at least $2,000,000 each occurrence and general aggregate of at least $2,000,000 for bodily injury and property damage, which policy shall name Station, United Family, LLC and Tesoro Refining & Marketing as additional insureds and which shall state by endorsement that such policy is primary and that Station's insurance is excess and non-contributory; and

            (ii)        Worker's compensation and employer's liability insurance, as required under California law, for the protection of HGI's, and its subcontractors', employees who work on or may work on the Project;

(b)  Station, for itself and its successors and assigns, agrees to add the State of California as an additional insured under its existing CGL insurance policy in respect to any damage Station may cause to the Project equipment.

(c)  HGI and Station shall provide the other party with certificates of insurance as required in subparagraphs (a) and (b) above, respectively.  These certificates and the underlying insurance policies shall provide that the policies will not be cancelled, reduced or allowed to expire unless thirty (30) days' prior written notice has been given to the other party (or fifteen (15) days' advance written notice if cancellation is due to non-payment).

7.  Assignment.  HGI may not assign this Agreement for any purpose without Station's prior written consent, which may or may not be granted within Station's sole discretion.  Any purported assignment without Station's consent shall be null and void.

8.  Indemnity.

          (a)  HGI, for itself and its successors and assigns, covenants and agrees that it shall indemnify and hold harmless Station and its affiliates, assigns, its officers, agents, contractors and employees, United Family, LLC and Tesoro Refining & Marketing from and against all claims, suits, demands, damages and expenses of every kind and description (including reasonable attorneys' fees whether suit is filed or not and at all levels of court, including appeals) (collectively, "Claims") to which Station, its affiliates, assigns, its officers, agents, contractors and employees, United Family, LLC and Tesoro Refining &

Marketing, may be subjected by reason of injury, death or property damage arising from and out of HGI's or any of its affiliate's, officer's, agent's, contractor's, employee's, licensee's, invitee's, successor's or assign's (collectively, the "HGI Parties") access to and use of the Station's Property or the other rights granted under this  Agreement, and HGI and its successors and assigns shall fully reimburse Station and its affiliates, assigns, its officers, agents, contractors and employees, United Family, LLC and Tesoro Refining & Marketing, for any and all damages done to property or persons by any of the HGI Parties.

          (b)  Station represents, warrants and covenants that HGI shall have no liability for any past, present or future contamination or pollution, or breach of environmental laws, if any, located on or relating to Station's Property, unless directly attributable to the actions of HGI.  Station agrees to assume full responsibility for (and protect, indemnify, defend and hold harmless HGI against) any liability or cleanup obligations for any environmental claims, unless directly attributable to the actions of HGI.  Station represents, warrants and covenants that it shall not permit any lien, claim, right or other encumbrance to attach to the Project by Station's creditors and agrees to discharge any lien, claim, encumbrance or interest that so attaches to the Project.

9.  Confidential Information.

 (a)       Access.  Station acknowledges and agrees that any and all Confidential Information learned or obtained by Station during the term of this Agreement, shall be and is the property of HGI and its affiliates.

  (b)       Duty not to Disclose.  The Confidential Information will be kept confidential by Station, will not be used in any manner which is detrimental to HGI, will not be used other than in connection with Station's discharge of Station 's duties hereunder, and will be safeguarded by Station from unauthorized disclosure.

 (c)        Return of Confidential Information.  Following the termination of this Agreement, as soon as possible after HGI's written request, Station will return to HGI all written Confidential Information which has been provided to Station and Station will destroy all copies of any analyses, compilations, studies or other documents prepared by Station or for Station's use containing or reflecting any Confidential Information.

 (d)       Definition of Confidential Information.  For the purposes of this Agreement, "Confidential Information" shall mean all confidential and proprietary information of HGI, and its affiliates, including, without limitation, Inventions (as defined below), information about products, processes, technologies, engineering, research and development, the Company's marketing strategies, pricing policies, business practices, or characteristics, customers and customer information, business or business prospects, plans, proposals, financial information or other information of similar character.  For purposes of this Agreement, the Confidential Information shall not include and Station's obligations shall not extend to (i) information which is generally available to the public, (ii) information obtained by the Consultant from third persons not under agreement to maintain the confidentiality of the same and (iii) information which is required to be disclosed by law or legal process.

10.  Term, Conditions to Effectiveness and Termination.  This Agreement shall become effective upon the Effective Date and shall continue for a period of four (4) years thereafter, provided that:

(a) Receipt of consent by Station from Station's Property's owner to installation of the Project shall be a condition precedent to the effectiveness of this Agreement;

(b)  Either party may terminate this Agreement upon thirty (30) days prior written notice to the non-terminating party in the event that the California Energy Commission (the "CEC") fails to fund the award to HGI under the CEC's "Alternative and Renewable Fuel Vehicle Technology Program";

(c)  This Agreement shall terminate by its own terms in the event that Station determines that Reconfiguration of the Station's Property requires the removal of the Project from Station's Property or in the event that Station's lease for the Station's Property is terminated;

  (d)  Either party may terminate this Agreement at its discretion, three (3) years following commissioning of the Project

  (e) Unless terminated by either party at least sixty (60) days prior to the end of the term, this Agreement shall automatically renew for successive 5 year periods until either re-negotiated or terminated by either party upon sixty days prior written notice to the non-terminating party at the end of the year at the time of the notice is served.

  (f) Upon termination of this Agreement, HGI shall remove the Project from Station's Property and return the site to a condition as close as reasonably practicable to the condition of the site as of the Effective Date.

 (g) The provisions of sections 3 (Distribution of Proceeds from Hydrogen Sales and Compensation Due Station), 8 (Indemnity) 9 (Confidential Information) and 10 (Term, Conditions to Effectiveness and Termination) shall expressly survive the termination of this Agreement and remain in full force and effect.

11.  Notices.   Notices hereunder shall be in writing and shall be given by personal delivery or by deposit in the United States mail, certified mail, return receipt requested, postage prepaid, addressed to Station and HGI at the addresses set forth below.  The date notice is given shall be the date upon which the notice is actually received, whether notice is given by personal delivery or is sent through the United States mail.  Either party may furnish to the other in writing a different mailing address.  Successors and assigns of Station or HGI shall provide the other with notice of their respective addresses.

If to Station:	JAMM INC. 1 Almanzora, Newport Coast, CA 92657 Attention: Jeffrey Ganz
If to HGI	P.O. Box 6911 Eureka, CA, 95502 Attention: Paul Staples

12.  Taxes.  At this time there are no federal or California excise taxes assessed for  hydrogen fuels.  In the event such fuel tax is instituted, Station shall collect and remit tax, as required.  Station is responsible for collecting and paying all FTB sales taxes for hydrogen sales. Station shall reimburse itself for its excise and sales tax remittances from the Proceeds, prior to making any payments to HGI.   All other taxes are the responsibility of the individual parties separately and shall not cause any encumbrances on the other party to this Agreement.

13. Governing Law and Jurisdiction.   This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application to this Agreement of the laws of any jurisdiction other than the State of California.   The parties agree that all actions or proceedings arising in connection with this  Agreement shall be tried and litigated exclusively in  state or federal courts sitting in Orange County California.

14.  Severability.  If  any  term, covenant or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, such provision, or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable, shall be deemed severable, and the remainder hereof shall not be affected thereby and each term, covenant, or condition of this  Agreement shall be valid and enforced to the full extent permitted by law.

15.  Amendment.  This  Agreement  may only be amended  by  a written instrument signed by the Station and HGI.

16.  Entire Agreement.  This Agreement and the Exhibits attached to this Agreement contain the entire agreement between the parties to this Agreement with respect to the undertakings contemplated in this Agreement and supersede all previous written or oral negotiations, commitments or understandings.  Headings and captions contained in this Agreement are inserted only as a matter of convenience of reference and in no way define, limit or extend the scope of this Agreement or any provision hereof.

17  Counterparts.   This  Agreement may be signed in multiple counterparts, but each such counterpart shall constitute but one original.

IN WITNESS WHEREOF, the parties have caused these presents to be executed this 29 th. day of December

STATION

JAMM INC.

a California corporation

 /s/  Jeff Ganz

Name: Jeff Ganz

It's:  President

HGI

Hygen Industries, LLC

a California Inc.

By:   /s/ Paul Staples

Name:  Paul Staples

Its: Chairman/CEO - Manager

EXHIBIT A

Description of Station's Property

That Real Property located in the in the City of [_______], County of [________], State of

California:

Parcel Map No. [______], on file in Book [___], Page [_}, Inclusive of Parcels Maps, Records of [___________] County

APN# [____________________]

Station Site Plan

55 & Chapman Shell H.M.B.P. Site Plan

Plan Updated: 11/01/2010
Chapman Ave.
Chapman Ave.
N
P
Fire Hydrant
Emergency Assembly Area
UDC L12 7
UDC L11 3
UDC L12 5
UDC L10 1
FLA
Dis.?
Dis?
4-Gilbarco Unihose Dispensers
Dispenser Options
91-10k
87-10k Auxiliary
87-10k Primary
T
L1
L2
L3
L4
L5
L6
L7
L8
L9
Overfill Alarm
250
MSDS's
Compliance Workbooks
Cashier Area
Sales Area
Walk-in Cooler
Office
Storage
CO2 Tank
UST Vents
91
87
87
150kg Hydrogen Storage
Electrolyser and Compressors
HWS
Planter
Planter
1150 Gallon LPG Tank

EXHIBIT B

HGI Scope of Work and Station's Responsibilities.

The Scope of Work may be changed according to the progress and requirements for the completion of the Project (or "Work") at the discretion of the HGI.

1.      If HGI is awarded some part of the CEC funding, the Project deployment responsibilities will be:

1.1.  Conducting site surveys, contact local utilities to discuss electrical requirements.

1.2.  Negotiations with Renewable Power Producers and local electric utilities to contract to purchase 100% carbon free renewable power to run the systems installed.

1.3.  Designing layout of systems to meet service requirements, permitting requirements and codes.

1.4.  Submit detailed plans to local building and planning departments to acquire permits to begin installation.

1.5.  Upon receiving permits to begin, prepare site for installation of equipment.

1.6.  Upon completion of Site Prep, have building inspector and Fire Marshal conduct inspection for approval.

1.7.  When fueling systems equipment arrives, install systems.

1.8.  Once equipment is installed, before finishing ground work (exposed piping, electric connections, etc.) have final inspection by Fire Marshal and Building Inspector.

1.9.  After installation is complete, have Fire Marshal return to do site and systems inspection, and check for final "safe to operate" approval.

1.10 Final commissioning, filling first FCEV.

1.11 Begin Monitoring & Maintenance plans.

1.12 Signage and tagging all advertising.  Provide agreed signage announcing that hydrogen fueling is coming once permits have been issued.

1.13 HGI will be responsible for paying all electric costs for the hydrogen fueling system (the "HFS").  The HFS will be metered to provide accurate measurement of electricity used by the HFS.

2.      Station Owner Responsibilities.  If HyGen is awarded some part of the ARFVTP funding, the Station's Project deployment responsibilities will be:

2.1.  Location for equipment - Station will provide space at station location to install the HFS including a space on the fueling island for at least 1 dispenser.

2.2.  Facilitate connection /access to water and electricity.

2.3.  Signage and tagging all advertising.  To the extent feasible and if allowable under Station's contract with Tesoro Refining & Marketing, Station will provide signage on existing fuel price marquee for Hydrogen pricing.

2.4 Facilitate Credit Card sales of hydrogen fueling and provide HyGen with agreed upon proceeds from hydrogen sales as provided in Section 3 of the Agreement.

2.5 Cooperate to the extent reasonable with HyGen's plan to purchase 100% Carbon Free electricity and to sell only 100% Carbon Free Renewable Hydrogen Fuel.

EXHIBIT C

Hydrogen Fuel Cost Estimates and Station Profit Projections

(Projections are not binding.  Cost/kg is contingent on cost of electricity)

Station Profit Projections Summary for initial deployment and 1st. System Expansion

First Phase Deployment Projections of Phase 2 Operations Deployment (CEC Funded)

System Production Capacity - 130 kg/day

$1.00 mark-up = Gas station profit - $130.00/kg/day

130 kg/day

X $1.00/kg

$130.00 profit/day - Station Owner Profit.

X 30 days = $3,900.00/month Station Owner Profit.

During this introduction stage, sales for fuel will be sluggish as vehicle deployment takes hold.  During this time, we will recruit industrial gas customers that currently use hydrogen in their businesses, i.e., Construction and Fabricators (i.e, Welding), Glass makers, Semi-conductor companies, chemical and food processors, Technology Companies of all kinds, Aerospace, etc.  Currently these companies pay up to $25.00/kg at 350 bar (5,000 psi).  We would sell it to them for our retail price at $10.00 - $11.00/kg.

Cost /kg largely dependent upon cost/kwh.  We estimate a net cost/kwh at $0.10/kwh in the beginning through a Merchant contract with a renewable developer.  When we start expansion, we will go to a longer term power purchasing agreement (PPA) at $0.07 through Direct Access.  Which will lower the unit cost to $0.04/kwh from Wind Producer, plus $0.03/kwh Transmission & Distribution (T&D) when 100 Stations are achieved at 390kg/station/day,

Fueling systems will be designed to be easily expandable as sales increase.  If sales achieve 60% of system capacity in vehicle fuel sales in the first year, expansion plans will be triggered to expand the systems capacity by a minimum of 100% within the 2nd. Year, as well as to the network for more stations.  By the end of the 2nd. year we will be planning the expansion of each system to up to 390kg/day.  Profit projections above are for initial pilot deployment only.  As production of vehicles increases fuel demand will increase, and system size will be increased, profits will increase.  We will be expanding the network with each CEC PON (Program Opportunity Notice/RFP Funding Program) every year after first systems network is deployed to both expand existing systems, and to expand to new locations.  These expansions will increase our Renewable Energy demand and will put us in a position to negotiate lower energy costs with power producers through Direct Access PPAs.

Expansion systems will produce 390kg/day

390 kg/day

 X  $1.00/kg. Station Profit

$390.00 Profit per day/station

X 30 days

$11,700.00 profit/month/station

The above starter system is scalable and can be upgraded to meet immediate demand needs to a 260kg/da, in which case the system would then generate up to $260.00/day in profits.

Direct Access is a vehicle by which large wholesale energy customers can access energy directly from the power producers bypassing the utilities profit center, thereby avoiding utility markup, by taking on the power scheduling activities of the utilities in house and only paying Transmission and Distribution (T&D) charges of $0.03/kwh.  Reducing the cost/kwh from $0.10/kwh to $0.07/kwh.